

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 24, 2013

<u>Via E-mail</u>
Mr. Brian Bidulka
Chief Financial Officer
BlackBerry Limited
295 Phillip Street
Waterloo, Ontario
Canada, N2L 3W8

   Re: BlackBerry Limited (fka Research In Motion Limited)
     Form 40-F for the Fiscal Year Ended March 2, 2013
     Filed March 28, 2013
     File No. 0-29898

Dear Mr. Bidulka:

  We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

        Sincerely,

        /s/ Robert S. Littlepage for

        Larry Spirgel
        Assistant Director